

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Erke Huang
Chief Financial Officer
Bit Digital, Inc.
33 Irving Place
New York, NY 10003

> **Re: Bit Digital, Inc.**
> **Form 20-F Filed April 15, 2022**
> **File No. 001-38421**

Dear Erke Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets